The Law Offices of
Mark Louis Greenwald
Attorney at Law
11911 Orsinger Lane
San Antonio, Texas 78230
Phone: 210.696.2550
Fax: 210. 568.6877
E-mail: mgreenwald@satx.rr.com


08005532

Board Certified in Employment Law
By The Texas Board of Legal Specialization

Licensed to Practice Law in Texas and Alaska

File Number: 82-35155
Monday, October 06, 2008

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
USA

Re: Rule 12g3-2(b) Exemption Filing for Zazu Metals Corporation

Dear Sir or Madam –

For purposes of maintaining the exemption from Section 12(g) filing requirements afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), Zazu Metals Corporation (the "*Company*") is furnishing the information listed below. The Company is a corporation organized under the laws of Canada and its common shares were listed on the Toronto Stock Exchange in December 2007.

Attached please find a copy of the information that the Company (i) has made or was required to make public pursuant to the laws of Canada, (ii) has filed or was required to file with the Toronto Stock Exchange which was made public by such exchange or (iii) has distributed or was required to distribute to its security holders.

Very Truly Yours,

Mark Louis Greenwald
Vice President and General Counsel
Zazu Metals Corporation

ZAZU METALS CORPORATION

Suite 375 - 375 Water Street
Vancouver, BC
V6C 5C6

Tel: (604) 878-9298
Fax: (604) 568-9298
info@zazumetals.com

PRESS RELEASE

ZAZU CONCLUDES SUMMER PROGRAM, MORE DRILL RESULTS PENDING

Vancouver, British Columbia, October 6, 2008

Zazu Metals Corporation (TSX: ZAZ, "Zazu") is pleased to announce the successful conclusion of the summer development program at the Lik zinc - lead - silver deposit, 22km from the Red Dog zinc mine of Teck Cominco ("Teck") in northwestern Alaska. The field work was completed on time and Zazu currently has approximately US$5.5 million in its treasury.

In total 58 drill holes were completed for a total of 6,900m or 22,400ft. To date Zazu received and released assays for 19 of the drill holes. Highlights include 26.82m grading 19.2% zinc + 7.8% lead, and several intercepts longer than 50m in the September 24th, 2008 press release and two holes containing assays exceeding 30% zinc (1.3m and 3.25m respectively) in the August 19th release. Results are pending for the remainder of the holes.

Zazu started the 2008 program with four goals:

1. Upgrade and expand the historic resource to a fully compliant NI 43-101 mineral resource for the Lik South. - Drilling completed, majority of assays are still pending.
2. Complete geophysical programs to identify potential extensions to the resource, especially in the Lik North area. - Survey completed, new targets were identified for future drilling.
3. Continue metallurgical testing and design a preliminary flow sheet. - Results announced June 4th, 2008.
4. Continue and expand environmental studies by Travis Peterson Environmental to advance the mine permitting process. - Surveys completed, reports are pending.

Zazu is currently awaiting assay results on 39 holes. Once this data is received and results are announced, it will be incorporated into an NI 43-101 resource to be developed by Scott Wilson Roscoe Postle Associates Inc. Scott Wilson RPA will then combine all work to date and commence preparation of a comprehensive scoping study, and ultimately, a feasibility study. Zazu is in the enviable position of having a limited number of shares outstanding, no long term debt and sufficient funds in the treasury to continue development of the Lik deposit in 2009.

The historical mineral resource at the Lik deposit is 26.7 mm tonnes grading 9.16% zinc, 3.15% lead and 49 g/t silver, representing one of the largest undeveloped zinc – lead deposits in the world. These historical estimates that predate NI 43-101 are thought to be reliable at current drilling density and are considered to be relevant as they provide an estimate of the approximate size of the Lik deposit. They should not be relied upon until current work is used to update the resource.

Teck is a 50% joint venture partner in the Lik deposit, however Zazu has the exclusive right to obtain 80% of the property by meeting certain spending commitments by 2018.

This news release was reviewed by Mr. Neil N. Gow, P.Geo., an Associate Consulting Geologist with Scott Wilson RPA, who is a qualified person as defined by National Instrument 43-101.

About Zazu Metals Corporation

Zazu is a Canadian-based exploration company focused on acquiring and developing base metal properties in North America. Zazu's principal asset is its 50% joint venture interest with Teck Cominco in the Lik zinc – lead - silver deposit in northwestern Alaska. Additional information about Zazu is available on its website at www.zazumetals.com.

Additional information about the property is on the Teck website (teckcominco.com). Zazu is not responsible for the content, accuracy or timeliness of material contained on the Teck Cominco website.

ON BEHALF OF THE BOARD OF DIRECTORS

Michael A. Steeves,
President and COO

For further information, please contact:

Matthew Ford	or	Michael A. Steeves
V.P. of Corporate Development		President & COO
Tel: 210 858-7512		Tel: (604) 878-9298
Email:mford@zazumetals.com		Email: msteeves@zazumetals.com

END